FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of MAY, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date May 27, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

IMA EXPLORATION INC. (the "Issuer")
Name of issuer

#709 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Address

(604) 687-1828
Telephone Number

2. *State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is* reporting.

British Columbia, Alberta and Ontario

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed and trading on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

The Issuer issued 1,722,222 units, each unit comprising one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.53 per share until May 23, 2003 and at a price of $0.60 per share until May 23, 2004. In addition, the Issuer issued 66,666 agents' warrants. Each warrant entitles the holder to purchase an additional common share at a price of $0.53 per share until May 23, 2003.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of units purchased	Date of distribution	Price per security/total purchase price (Cdn $)	Exemption relied on	Length of any restricted or seasoning period
Phoenix Gold Fund Limited Perak 50450 K.L. Malaysia	444,444	May 23/02	$0.45/ $200,000	Sec. 74(2)(4) of the Securities Act (British Columbia)	4 months from May 23/02

Full name of purchaser and municipality and jurisdiction of residence	Number of units purchased	Date of distribution	Price per security/total purchase price (Cdn $)	Exemption relied on	Length of any restricted or seasoning period
Prudent Bear Dallas, TX	222,222	May 23/02	$0.45/ $100,000	Sec. 74(2)(4) of the Securities Act (British Columbia)	4 months from May 23/02
Rahn & Bodmer Zurich, Switzerland	220,000	May 23/02	$0.45/ $99,000	Sec. 74(2)(4) of the Securities Act (British Columbia)	4 months from May 23/02
William Lee (RRSP) Delta, BC	25,000	May 23/02	$0.45/ $11,250	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from May 23/02
Juan Carlos Berretta Coquitlam, BC	20,000	May 23/02	$0.45/ $9,000	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from May 23/02
Marianna DeSimone Rome, Italy	535,556	May 23/02	$0.45/ $241,000	Sec. 74(2)(4) of the Securities Act (British Columbia)	4 months from May 23/02
Evelyn Grosso Burnaby, BC	88,889	May 23/02	$0.45/ $40,000	Sec. 128(h) of the Rules	4 months from May 23/02
Joseph Grosso Burnaby, BC	166,111	May 23/02	$0.45/ $74,750	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from May 23/02

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule "A".			

7. State the total dollar value (Cdn$) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$135,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation paid (number and type of security and/or cash amount (CDN$)	Exemption relied on	Price Per Share (CDN$)
Capital First Inc. 31 Avenue Princesse Grace, Monaco, MC 98000	44,444 warrants exercisable at $0.53 per share until May 23, 2003 and $16,000 cash	Sec. 128(f) of the Rules	$0.45
Canaccord Capital Corp. #2200 - 609 Granville Street Vancouver, BC V7Y 1G5	22,222 warrants exercisable at $0.53 per share until May 23, 2003 and $8,000 cash	Sec. 128(f) of the Rules	$0.45

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 27th of May, 2002.

IMA EXPLORATION INC.
Name of issuer (please print)

[signature]
Signature of authorized signatory

William Lee, Director
Name and office of authorized signatory
(please print)

Schedule "A"

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Phoenix Gold Fund Limited c/o AIMS Asset Management 10.3, 10th Floor West Wing Rohas Perkasa, No. 8 Jalan Perak 50450 K.L. Malaysia	Phone: 603-381-1660 Email: aimsk@po.jaring.my	444,444 units*	Sec. 74(2)(4) of the Securities Act (British Columbia)
Prudent Bear 8140 Walnut Hill, Suite 300 Dallas, TX 75206	Phone: 214-696-5474 Email: n/a	222,222 units*	Sec. 74(2)(4) of the Securities Act (British Columbia)
Rahn & Bodmer Talstrasse 15, CH-8001 Zurich, Switzerland	Phone: 41-1639 11 11 Email: n/a	220,000 units*	Sec. 74(2)(4) of the Securities Act (British Columbia)
William Lee (RRSP) 4754 Wesley Drive Delta, BC V4M 1W8	Phone: 604-687-1828 Email: wlee@imaexploration.com	25,000 units*	Sec. 74(2)(9) of the Securities Act (British Columbia)
Juan Carlos Berretta 105 - 585 Austin Ave. Coquitlam, BC V3K 3N2	Phone: 604-687-1828 Email: jcberretta@imaexploration.com	20,000 units*	Sec. 74(2)(9) of the Securities Act (British Columbia)
Marianna DeSimone Via Giuseppe Pecci N15, Rome, Italy 00165	Phone: 011-396-874-780-189 Email: n/a	535,556 units*	Sec. 74(2)(4) of the Securities Act (British Columbia)
Evelyn Grosso 3860 Moscrop Street Burnaby, BC V5G 2C9	Phone: 604-433-6546 Email: n/a	88,889 units*	Sec. 128(h) of the Rules
Joseph Grosso 3860 Moscrop Street Burnaby, BC V5G 2C9	Phone: (604) 687-1828 Email: jgrosso@imaexploration.com	166,111 units*	Sec. 74(2)(9) of the Securities Act (British Columbia)

**Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.53 per share until May 23, 2003 and at a price of $0.60 per share until May 23, 2004.*